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                            [GERDAU AMERISTEEL LOGO]


            GERDAU AMERISTEEL ANNOUNCES AMENDMENT OF CREDIT FACILITY

TAMPA, FL, NOVEMBER 1, 2005 -- Gerdau Ameristeel Corporation (TSX: GNA.TO, NYSE:
GNA) announced that it has amended and restated its existing senior secured revolving credit facility. The amended facility has a 5-year term, maturing October 2010, and increases the existing revolving credit line from $350 million to $650 million.

The facility is secured by the Company's accounts receivable and inventories.

ABOUT GERDAU AMERISTEEL
Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 minimills (including one 50% owned minimill), 16 scrap recycling facilities and 42 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two thirds of North America. The company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the NYSE under the symbol GNA. For additional financial and investor information, visit www.gerdauameristeel.com.


FOR MORE INFORMATION PLEASE CONTACT:
Tom J. Landa
Vice President and Chief Financial Officer
Gerdau Ameristeel Corporation
(813) 207-2300
tlanda@gerdauameristeel.com